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                           May 12, 2023

       Lim Chwee Poh
       Chief Executive Officer
       JBDI Holdings Limited
       34 Gul Crescent
       Singapore 629538

                                                        Re: JBDI Holdings
Limited
                                                            Amendment No. 3 to
Draft Registration Statement on Form F-1
                                                            Submitted May 3,
2023
                                                            CIK No. 0001964314

       Dear Lim Chwee Poh:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 3 to Draft Registration Statement on Form F-1 submitted May 3, 2023

       Business
       Real Property, page 77

   1. We note your response to comment 1. Please revise the real property section to include the property owned by
you that you lease to Liquinex Group Pte Ltd. Refer to Item 4 of
                                                        Form F-1 and Item 4.D
of Form 20-F.
 Lim Chwee Poh
FirstName  LastNameLim
JBDI Holdings  Limited Chwee Poh
Comapany
May        NameJBDI Holdings Limited
     12, 2023
May 12,
Page 2 2023 Page 2
FirstName LastName
Related Party Transactions, page 110

2. We note you removed your disclosure that the amounts due to shareholders and a director consist mainly of the balance of the interim dividend. Please revise your disclosure to clarify whether the amounts outstanding to shareholders and directors relates to the dividend distribution. If not, please elaborate on the nature of the amounts due to shareholders and directors.
Report of Independent Registered Public Accounting Firm, page F-24

3.       Please have your auditor revise the first sentence of its auditor   s
report to state that they
         audited the consolidated statements of operations and comprehensive income, changes in
         shareholders    equity and cash flows for each of the years in the
two-year period ended
         May 31, 2022.
        You may contact Dale Welcome at (202) 551-3865 or Melissa Gilmore at
(202) 551-
3777 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at (202) 551-8337 or Asia Timmons-Pierce at (202) 551-
3754 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Manufacturing
cc:      Henry F. Schlueter, Esq.